Exhibit 99.2

 Borr Drilling Limited Q4 2020 Presentation 26 February 2021

 Forward looking statements  2    This presentation includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include regarding industry trends including market conditions and activity levels in the jack-up rig and oil industry, expectations as to global jack-up rig count including expected retirements from global fleet and expected tenders and demand levels, e statements with respect to day rates, delivery of newbuilds including expected delivery timing, strategy and plans with respect to investments in joint ventures, breakeven, opportunities to improve capital structure and liquidity in 2021, expectation to use factoring facility relating to JV in Mexico, expected contracting and operation of our jack-up rigs and contract terms including estimated commencement and duration of contracts, statements relating to our liquidity improvement plan completed in January 2021 and that company is positioned well for upturn in market expectations with respect to contracting strategy, expected business environment including statements made under “Market” and “Outlook” above, statements with respect payments from Pemex, , statements with respect to tender activity, global jack-up rig count, , expected industry trends including with respect to demand for and expected utilization of rigs, expectations as to the role of Borr Drilling in any industry consolidation, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring, risks relating to industry conditions and tendering activity, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due and other risks described in our working capital statement, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Any forward-looking statements that we make in this presentation speak only as of the date of such statements and we caution readers of this presentation not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The equity raise referenced in this presentation has not been registered under the US Securities Act of 1933, and may not be offered or sold in the US absent registration or an exception from registration or in a transaction not subject to registration under the Securities Act.

 Highlights Q4 2020  3    Total operating revenues of $60.2 million, net loss of $46.7 million and Adjusted EBITDA of $6.6 million for the fourth quarter of 2020On October 5, 2020, equity offering raising total proceeds of $27.5 million. A subsequent offering closing on November 30, 2020, raised an additional $5.3 million. The Company entered into agreements to divest its remaining three non-core drilling rigs for total gross proceeds of $17.5 million.In January, the Company the Company finalised the terms and executed agreements with its creditors for the previously announced liquidity improvement plan and completed an equity offering raising gross proceeds of $46 million. Awarded eight new contracts/LOAs/LOIs and contract extensions since the start of the fourth quarter 2020 to the date of this report.  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, (income)/loss from equity method investments, total financial (income) expense net, income tax expense and amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Key Financials Q4 2020

Income Statement and Balance Sheet

USDm	Q4 2020	Q3 2020	FY 2020	FY 2019
Operating revenues	**60.2**	**59.2**	**307.5**	**334.1**
Gain on disposals	5.9	-	19.0	6.4
Rig operating and maintenance expenses	(53.9)	(63.4)	(270.4)	(307.9)
Depreciation	(29.1)	(28.9)	(117.9)	(101.4)
Impairment	-	(0.8)	(77.1)	(11.4)
Amortization of contract backlog	-	-	-	(20.2)
G&A	(8.5)	(10.7)	(49.1)	(50.4)
Total operating expenses	**(91.5)**	**(103.8)**	**(514.5)**	**(491.3)**
Operating loss	**(25.4)**	**(44.6)**	**(188.0)**	**(150.8)**
Income/(loss) from equity method investments	5.3	8.1	21.9	(9.0)
Financial expenses	(23.4)	(22.0)	(122.9)	(128.1)
Tax	(3.2)	(3.4)	(16.2)	(11.2)
Net loss	**(46.7)**	**(61.9)**	**(305.2)**	**(299.1)**
Adjusted EBITDA	**6.6**	**(10.9)**	**20.0**	**(2.6)**

Balance sheet (USDm)	FY 2020	FY 2019
Total assets	3,183.5	3,280.0
Total liabilities	2,134.4	1,985.9
Total equity	1,049.1	1,294.1
Cash and cash equivalents	19.2	59.1
Restricted cash	-	69.4

Comments Q4 2020

- **Revenues** for Q4 in line with Q3 2020. Full year numbers impacted by decreasing number of rigs compared to 2019, mainly in second half of each year.
- **Rig operating and maintenance expenses** for Q4 2020 decreased by $9.5m from Q3 2020.
- **Total operating expenses** has decreased around 12% from Q3 to Q4 2012 while revenues have stayed in line.
- **G&A** In 2020 we have reduced our underlying run-rate for admin expenses; however the year is highly impacted by costs associated by the refinancing to extend our liquidity runway.
- **Net loss** improved by $15.2 million from Q3
- **Adjusted EBITDA** improved by $17.5 million from Q3 to Q4 2020
- **Cash** increased by $6.7 million from Q3 to Q4 driven by:
  - new equity of $32.8 million
  - cash generated from investing activities of $13.7 million
  - partly offset by cash used in operations of $38.1 million

4 |

Borr Drilling

Achieved significant liquidity improvements   5  Achievements in 2020 and 2021    1: June 2020  2(a): Sept 2020  2(b): Jan 2021  Debt  Bank amortisation to zero in 2021Conversion of cash interest to pay-in-kind for PPL loans (~$65m), payable Q1 2022Amended bank loan covenants  Extend bank and Hayfin maturity from June 2022 to Jan 202312 months interest deferrals from banks for Q3/Q4 2020 payments  Deferral of additional yard interest payments of more than $130 million (incl. $65m in June 2020 amendments) and other cost deferrals of $25 million until 2023Keppel one additional year of loan financingAmended bank loan covenants  Newbuilding commitments  Deferred rig deliveries from mid-2020 to early 2022    Deferral of rig deliveries from early 2022 to 2023  Equity raise  $30 million  $32.8 million  $46 million  *$32.8 million includes the $5.3 million subsequent offering in November 2020  >$1 billion in accumulated liquidity improvement until 2023

 Fleet status May 2020  6

 Fleet status February 2021  7

 Why modern rigs?  8  Modern rigs gaining market share  Unemployed old rigs will get scrapped  Source: IHS Petrodata(1) Units idle 1/7/2021  88% utilisation at current demand  # rigs  # rigs contracted

   ($m in 2021)  # rigs working        Day-rate equivalent  9  14  18  23    Mist, Idun, Saga, Gunnlod, P1, P5, Norve, Natt, Skald  + Galar, Gersemi, Grid, Odin, Njord  + Groa, Gerd, Ran, Frigg  + Gyme, Thor, Hermod, Heimdal; Hild  $70k/day  ($66)  ($32)  ($4)  $51   $80k/day  ($37)  $14   $52   $126   $90k/day  ($7)  $60   $107   $202   $100k/day  $22   $106   $163   $277   Attractive cost structure  9  Illustrative scenarios of cash break-even1 in 2021 at different activity levels  Assumes $32m in SG&A, $16m in capex and LTM (excluding any activation costs), $55m in cash interest (incl. deferred interest for bank loans of ~$8m from 2020 into 2021 + $6m PPL interest), $6m hold cost/cost cover to Keppel.Stacking cost of $6k/day. Opex of $45k/day. 4% cash revenue tax, 95% economic utilisation  # rigs outside Mexico  # contracted rigs1H 2021  # activated rigs      # delivered rigs

 The Cash Flow Potential  10  EBITDA and EV/EBITDA implied per jack-up in Borr Drilling  Implied value $100 million EV pr rig, based on $2.6bn fully invested net debt. Share price of $1. Assumes $50k/day in operating costs including SG&A  $m in EBITDA per jack-up  EV/EBITDA      15y average  Peak

 Key Attributes Borr Drilling  11  Increasing market share with three more rigs commencing in first half 2021  The Company and its shareholders are well positioned to benefit from an upturn in the market  Market preference for modern jack-ups – stacking and reactivation of older units becoming uneconomical  Equity raises in 2020 and January 2021 being the catalyst for >$1 billion liquidity improvements until 2023  Oil price of in excess of $60/bbl driving activity – and increased utilisation will be impacting day rates

 12